UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 2, 2023

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2023 to 30 September 2023

2 November 2023

Novo Nordisk's sales increased by 29% in Danish kroner and by 33% at constant exchange rates to DKK 166.4 billion in the first nine months of 2023

•Operating profit increased by 31% in Danish kroner and by 37% at constant exchange rates (CER) to DKK 75.8 billion.
•Sales in North America Operations increased by 46% in Danish kroner (49% at CER). Sales in International Operations increased by 12% in Danish kroner (17% at CER).

•Sales within Diabetes and Obesity care increased by 36% in Danish kroner to DKK 153.8 billion (40% at CER), mainly driven by GLP-1 diabetes sales growth of 45% in Danish kroner (49% at CER) and Obesity care growing by 167% in Danish Kroner to DKK 30.4 billion (174% at CER). Rare disease sales decreased by 20% measured in Danish kroner (18% at CER) reflecting a temporary reduction in manufacturing output.

•In October, Novo Nordisk announced that the semaglutide 1.0 mg kidney outcomes trial FLOW will be stopped based on an interim analysis due to efficacy following a recommendation from an independent data monitoring committee. Further, Novo Nordisk announced the agreement to acquire ocedurenone for the treatment of cardiovascular disease.
•On 13 October, the 2023 outlook was raised with sales and operating profit growth at CER now expected to be 32-38% and 40-46%, respectively. Sales and operating profit growth reported in Danish kroner are now expected to be 4 and 7 percentage points lower than at CER, respectively.

PROFIT AND LOSS	9M 2023	9M 2022	Growth as reported	Growth at CER*
DKK million
Net sales	166,398	128,862	29%	33%
Operating profit	75,808	57,722	31%	37%

Net profit	61,720	41,933	47%	N/A
Diluted earnings per share (in DKK)	13.71	9.21	49%	N/A
* CER: Constant exchange rates (average 2022).

Lars Fruergaard Jørgensen, president and CEO: "We are very satisfied with the sales growth in the first nine months of 2023, which is reflecting that more people than ever are benefiting from our innovative diabetes and obesity treatments. Within R&D, we are pleased with the decision to stop the FLOW kidney outcomes trial early as semaglutide demonstrated a benefit in people with type 2 diabetes and chronic kidney disease. The acquisition of ocedurenone for the treatment of cardiovascular disease supports our aspiration of establishing a presence in other serious chronic diseases with high unmet medical needs."

On 2 November 2023 at 13.00 CET, corresponding to 08.00 am EDT, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’.

Novo Nordisk A/S Investor Relations	Novo Alle 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 2 of 34
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Performance highlights for the first nine months of 2023 (blue indicates third-quarter developments)

PERFORMANCE HIGHLIGHTS

Purpose and sustainability (ESG)
Progress towards zero environmental impact:
–Carbon emissions from operations and transportation decreased by 28% compared to the first nine months of 2019 (decreased by 11% compared to 2022)
Adding value to society:
–Medical treatment provided to 39.6 million people living with diabetes (net increase of 4 million people)
–Reached more than 46,000 children in Changing Diabetes® in Children programme

–Human insulin with more flexible storage without refrigeration now approved in 23 countries
–Partnership with Aspen to produce human insulin for Africa

Being recognised as a sustainable employer:
–Share of women in senior leadership positions has increased to 41% from 38% end of September 2022

Innovation and therapeutic focus
Further raise innovation bar for diabetes treatment:
–Regulatory submission of once-weekly insulin icodec in the EU, the US and China
–Successful completion of phase 3 trial with higher doses of oral semaglutide
–Initiation of phase 3a trial with CagriSema in type 2 diabetes
–FLOW kidney outcomes trial stopped based on interim analysis

Develop superior treatment solutions for obesity:
–Successful completion of phase 3 trial with 50 mg of oral semaglutide
–Successful completion of SELECT cardiovascular outcomes trial
–Successful completion of STEP HFpEF phase 3 trial

–Acquisition of Inversago Pharma

Strengthen and progress Rare disease pipeline:
–Somapacitan approved in the US, EU and Japan for the treatment of growth hormone deficiency in children
–Concizumab approved in Japan for the treatment of haemophilia A and B with inhibitors

Establish presence in other serious chronic diseases:
–Phase 1 trials initiated with cell therapy treatment in heart failure and Parkinson's disease
–Acquisition of ocedurenone for the treatment of hypertension
–Phase 1 trial initiation with ANGPTL3i mAb

Commercial execution
Strengthen diabetes leadership to more than one-third: –Diabetes value market share increased by 1.8 percentage points to 33.3% (MAT)
More than DKK 25 billion in Obesity sales by 2025:
–Obesity care sales increased by 174% (CER) to DKK 30.4 billion

Secure a sustained growth outlook for Rare Disease:
–Rare disease sales decreased by 18% (CER) to DKK 12.6 billion

Financials
Deliver solid sales and operating profit growth: –Sales growth of 33% (CER) –Operating profit growth of 37% (CER)
Drive operational efficiencies:
–Operational leverage reflecting sales growth

Enable attractive capital allocation to shareholders:
–Free cash flow of DKK 75.6 billion
–DKK 52.0 billion returned to shareholders

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 3 of 34
PERFORMANCE HIGHLIGHTS
FINANCIAL HIGHLIGHTS FOR THE FIRST NINE MONTHS OF 2023

PROFIT AND LOSS	9M 2023	9M 2022	% change 9M 2023 to 9M 2022	% change 9M 2023 to 9M 2022 at CER
(Amounts are in DKK million, except for earnings per share)

Net sales	166,398	128,862	29%	33%

Gross profit	140,647	108,676	29%	34%
Gross margin	84.5%	84.3%

Sales and distribution costs	(39,573)	(32,474)	22%	25%
Percentage of sales	23.8%	25.2%

Research and development costs	(21,983)	(15,962)	38%	39%
Percentage of sales	13.2%	12.4%

Administrative costs	(3,399)	(3,119)	9%	11%
Percentage of sales	2.0%	2.4%

Other operating income and expenses	116	601	(81%)	(80%)

Operating profit (EBIT)	75,808	57,722	31%	37%
Operating margin	45.6%	44.8%

Financial items (net)	1,246	(4,976)	(125%)	N/A

Profit before income taxes	77,054	52,746	46%	N/A

Income taxes	(15,334)	(10,813)	42%	N/A
Effective tax rate	19.9%	20.5%

Net profit	61,720	41,933	47%	N/A
Net profit margin	37.1%	32.5%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	6,421	5,327	21%	N/A
Capital expenditure (PP&E)	16,399	7,185	128%	N/A
Net cash generated from operating activities	99,357	71,786	38%	N/A
EBITDA	82,229	63,049	30%	36%
Free cash flow	75,576	62,490	21%	N/A

Average number of diluted shares outstanding (million)	4,501.6	4,552.0	(1%)	N/A
Diluted earnings per share / ADR (in DKK)	13.71	9.21	49%	N/A

Full-time equivalent employees end of period	61,412	52,696	17%	N/A

These unaudited consolidated financial statements for the first nine months of 2023 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and additional Danish disclosure requirements for listed companies.
The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2022 of Novo
Nordisk. As of 23 May 2023, the International Accounting Standards Board (IASB) issued amendments to IAS 12 Income Taxes. Novo Nordisk has assessed the impact from the tax reform as immaterial.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 4 of 34
COMMERCIAL EXECUTION
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales grew by 29% measured in Danish kroner and by 33% at CER in the first nine months of 2023, driven by Diabetes care sales growth of 25% (CER) and Obesity care sales growth of 174% (CER). Rare disease sales decreased by 18% (CER). Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies.

Sales split per therapy	Sales 9M 2023 DKK million	Sales 9M 2022 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Injectable GLP-1	72,531	51,773	40%	44%	54%
- Ozempic®	65,653	42,774	53%	58%	59%
- Victoza®	6,878	8,999	(24%)	(22%)	(5%)
Rybelsus®	12,840	7,246	77%	82%	14%

Total GLP-1	85,371	59,019	45%	49%	68%

Long-acting insulin[1]	11,179	12,839	(13%)	(10%)	(3%)

Premix insulin[2]	7,451	8,219	(9%)	(4%)	(1%)

Fast-acting insulin[3]	11,807	12,992	(9%)	(6%)	(2%)

Human insulin	5,605	6,216	(10%)	(4%)	(1%)

Total insulin	36,042	40,266	(10%)	(7%)	(7%)

Other Diabetes care[4]	1,990	2,512	(21%)	(21%)	(1%)

Total Diabetes care	123,403	101,797	21%	25%	60%

Wegovy®	21,729	3,742	481%	492%	44%
Saxenda®	8,674	7,634	14%	18%	3%

Total Obesity care	30,403	11,376	167%	174%	47%

Diabetes and Obesity care total	153,806	113,173	36%	40%	107%

Rare disease segment
Rare blood disorders[5]	8,842	8,825	0%	2%	0%

Rare endocrine disorders[6]	2,572	5,536	(54%)	(54%)	(7%)

Other Rare disease[7]	1,178	1,328	(11%)	(7%)	0%

Rare disease total	12,592	15,689	(20%)	(18%)	(7%)

Total sales	166,398	128,862	29%	33%	100%

1) Comprises Tresiba®, Xultophy® and Levemir®.
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
6) Primarily Norditropin®.
7) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 5 of 34
DIABETES AND OBESITY CARE
Diabetes care, sales and market share development
Sales in Diabetes care increased by 21% measured in Danish kroner and by 25% at CER to DKK 123,403 million driven by growth of GLP-1-based products. Novo Nordisk has improved the global diabetes value market share over the last 12 months to 33.3% from 31.5% in line with the aspiration of strengthening the Diabetes care leadership, aiming at reaching a global value market share of more than one-third in 2025. The market share increase was driven by market share gains in both North America Operations and International Operations.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from August 2022 and August 2023 provided by the independent data provider IQVIA. EMEA covers Europe, the Middle East and Africa; Region China covers mainland China, Hong Kong and Taiwan; Rest of World covers all other countries except for North America.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	August	August	Sales 9M 2023 DKK million	Growth at CER
	2023	2022

Global	33.3%	31.5%	123,403	25%
North America Operations	34.8%	33.3%	64,478	29%
- The US	34.3%	33.1%	58,823	26%
International Operations	27.8%	26.1%	58,925	21%
- EMEA *	30.1%	29.0%	29,990	23%
- Region China **	32.3%	32.7%	12,551	13%
- Rest of World ***	22.4%	18.6%	16,384	26%

Source: IQVIA, August 2023 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

GLP-1 therapy for type 2 diabetes
Sales of GLP-1 products for type 2 diabetes (Rybelsus®, Ozempic® and Victoza®) increased by 45% measured in Danish kroner and by 49% at CER to DKK 85,371 million. The estimated global GLP-1 share of total diabetes prescriptions has increased to 5.8% compared with 4.1% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 54.3% value market share.

GLP-1, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1, sales development

	August	August	Sales 9M 2023 DKK million	Growth at CER
	2023	2022

Global	54.3%	55.7%	85,371	49%
North America Operations	52.6%	54.7%	56,256	43%
- The US	51.5%	53.8%	51,377	40%
International Operations	68.7%	62.6%	29,115	60%
- EMEA *	62.9%	60.0%	15,719	50%
- Region China **	74.6%	62.3%	4,939	95%
- Rest of World ***	82.1%	69.7%	8,457	61%

Source: IQVIA, May 2023 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk GLP-1 sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area. Note: the estimated GLP-1 share of prescriptions is based on volume packs from IQVIA. Volume packs are converted into full-year patients/prescriptions based on WHO assumptions for average daily doses or if not available, Novo Nordisk assumptions.

Rybelsus® sales increased by 77% measured in Danish kroner and by 82% at CER to DKK 12,840 million. Sales growth was driven by North America Operations as well as EMEA and Rest of World.

Ozempic® sales increased by 53% measured in Danish kroner and by 58% at CER to DKK 65,653 million. Sales growth was driven by both North America Operations and International Operations. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across geographies.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 6 of 34
Victoza® sales decreased by 24% measured in Danish kroner and by 22% at CER to DKK 6,878 million as the GLP-1 market is moving towards once-weekly and tablet-based treatments. The sales decline was mainly driven by North America Operations.

North America Operations
Sales of GLP-1 diabetes products in North America Operations increased by 40% measured in Danish kroner and by 43% at CER. Novo Nordisk is the market leader with a 52.6% value market share compared to 54.7% 12 months ago. The estimated GLP-1 share of total diabetes prescriptions has increased to 14.6% compared with 9.9% 12 months ago.

Sales of GLP-1 in the US increased by 40% at CER. The sales increase was driven by continued uptake of Ozempic® and Rybelsus®, partially offset by declining Victoza® sales. GLP-1 sales growth was negatively impacted by rebate enhancements as well as unfavourable channel and payer mix.

Sales growth in the US is driven by a prescription volume growth of the GLP-1 class around 50% in the third quarter of 2023 compared to the third quarter of 2022. Novo Nordisk is the market leader with 53.1% measured by total monthly prescriptions and 57.1% measured by new-to-brand prescriptions.

International Operations
Sales of GLP-1 diabetes products in International Operations increased by 54% measured in Danish kroner and by 60% at CER. Sales growth is driven by all geographical areas. The estimated GLP-1 share of total diabetes prescriptions has increased to 3.7% compared with 2.7% 12 months ago. Novo Nordisk is the market leader with a value market share of 68.7% compared to 62.6% 12 months ago.

EMEA
Sales in EMEA increased by 47% measured in Danish kroner and by 50% at CER. The sales growth reflects the uptake of Ozempic® and Rybelsus®, partially offset by lower sales of Victoza®. Novo Nordisk remains the market leader in EMEA with a value market share of 62.9%. The estimated GLP-1 share of total diabetes prescriptions has increased to 5.1% compared with 3.9% 12 months ago.

Region China
Sales in Region China increased by 80% measured in Danish kroner and by 95% at CER. The sales growth reflects the uptake of Ozempic®. The GLP-1 share of total diabetes prescriptions has increased to 3.3% compared with 2.0% 12 months ago. Novo Nordisk is the market leader in Region China with a value market share of 74.6%.

Rest of World
Sales in Rest of World increased by 54% measured in Danish kroner and by 61% at CER. The sales growth reflects increased sales of Ozempic® and Rybelsus®, partially offset by Victoza®. The estimated GLP-1 share of total diabetes prescriptions has increased to 2.2% compared with 1.7% 12 months ago. Novo Nordisk remains the market leader with a value market share of 82.1%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 7 of 34
Insulin
Sales of insulin decreased by 10% measured in Danish kroner and by 7% at CER to DKK 36,042 million. Sales decline at CER was driven by declining sales in the US and Region China.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	August	August	Sales 9M 2023 DKK million	Growth at CER
	2023	2022

Global	45.5%	46.9%	36,042	(7%)
North America Operations	37.5%	38.2%	7,763	(24%)
- The US	37.2%	37.7%	7,030	(25%)
International Operations	48.3%	50.0%	28,279	(1%)
- EMEA *	47.2%	47.7%	13,775	2%
- Region China **	41.7%	49.4%	6,907	(10%)
- Rest of World ***	58.2%	57.1%	7,597	5%

Source: IQVIA, August 2023 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

North America Operations
Sales of insulin in North America Operations decreased by 26% measured in Danish kroner and by 24% at CER. The sales decrease in the US was driven by lower realised prices due to channel and payer mix and rebate enhancements as well as a decline in volume with the US insulin volume market declining 3% compared to the first nine months of 2022. Novo Nordisk has a volume market share of 37.2% of the total US insulin market

International Operations
Sales of insulin in International Operations decreased by 5% measured in Danish kroner and by 1% at CER. The sales decline at CER was driven by lower insulin sales in Region China due to the implementation of Volume Based Procurement in May 2022.

EMEA
Sales of insulin in EMEA remained unchanged in Danish kroner and increased by 2% at CER. The sales increase at CER was driven by fast-acting insulin, long-acting insulin and human insulin, partially countered by premix insulin. Novo Nordisk has a volume market share of 47.2% of the total insulin market.

Region China
Sales of insulin in Region China decreased by 17% measured in Danish kroner and by 10% at CER. The sales decline was driven by all insulin products due to the implementation of Volume Based Procurement from May 2022 except for Ryzodeg® and Xultophy®. Novo Nordisk has a volume market share of 41.7% of the total insulin market.

Rest of World
Sales of insulin in Rest of World decreased by 2% measured in Danish kroner and increased by 5% at CER. The sales growth at CER was driven by human insulin and long-acting insulin, partially countered by premix insulin and fast-acting insulin. Novo Nordisk has a volume market share of 58.2% of the total insulin market.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 8 of 34
Obesity care, sales development
Sales of Obesity care products, Wegovy® and Saxenda®, increased by 167% measured in Danish kroner and by 174% at CER to DKK 30,403 million. Sales growth was driven by both North America Operations and International Operations. Wegovy® has been launched in the US, Denmark, Norway, Germany, UK and Iceland. The volume growth of the global branded obesity market was 93.6%.

Obesity care, development per geographical area	Global branded obesity market growth (Volume, MAT)	Obesity care, sales development

	August	Sales 9M 2023 DKK million	Growth at CER
	2023

Global	93.6%	30,403	174%
North America Operations	119.7%	24,384	244%
- The US	132.1%	23,984	254%
International Operations	66.6%	6,019	52%
- EMEA *	91.9%	3,983	61%
- Region China**	N/A	129	25%
- Rest of World***	36.2%	1,907	37%

Source: IQVIA, August 2023 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

Wegovy® sales increased by 481% measured in Danish kroner and by 492% at CER to DKK 21,729 million. Sales of Saxenda® increased by 14% measured in Danish kroner and by 18% at CER to DKK 8,674 million.

North America Operations
Sales of Obesity care products in North America Operations increased by 237% measured in Danish kroner and by 244% at CER to DKK 24,384 million. Sales of Wegovy® increased by 457% measured in Danish kroner and by 467% at CER to DKK 20,822 million reflecting the commercial relaunch in the US in January 2023. Demand for Wegovy® exceeds supply and to safeguard continuity of care, the supply of the lower Wegovy® dose strengths in the US has been reduced since May 2023. Broad commercial formulary access has been achieved. Sales of Saxenda® increased by 2% measured in Danish kroner and by 4% at CER to DKK 3,562 million. The volume growth of the branded obesity market in the US was 132.1%.

International Operations
Sales of Obesity care products in International Operations increased by 45% measured in Danish kroner and by 52% at CER to DKK 6,019 million driven by increased sales in EMEA and Rest of World. Sales of Saxenda® in International Operations increased by 24% measured in Danish kroner and by 29% at CER to DKK 5,112 million and sales of Wegovy® reached DKK 907 million. Wegovy® has now been launched in five countries in International Operations. The volume growth of the branded obesity market in International Operations was 66.6%.

EMEA
Sales of Obesity care products in EMEA increased by 55% measured in Danish kroner and by 61% at CER. The volume growth of the branded obesity market in EMEA was 91.9%.

Rest of World
Sales of Saxenda® in Rest of World increased by 31% measured in Danish kroner and by 37% at CER. The volume growth of the branded obesity market in Rest of World was 36.2%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 9 of 34
Rare disease, sales development
Rare disease sales decreased by 20% measured in Danish kroner and by 18% at CER to DKK 12,592 million. Sales of rare blood disorder products remained unchanged in Danish kroner and increased by 2% at CER to DKK 8,842 million driven by the launch products in haemophilia A and B, partially countered by NovoSeven®. Sales of rare endocrine disorder products decreased by 54% in both Danish kroner and CER to DKK 2,572 million reflecting a temporary reduction in manufacturing output. Novo Nordisk has a value market share of 24.6% (MAT) in the global human growth disorder market.

Rare disease, development per geographical area	Rare disease, sales development

	Sales 9M 2023 DKK million	Growth at CER

Global	12,592	(18%)
North America Operations	5,146	(13%)
- The US	4,660	(14%)
International Operations	7,446	(22%)
- EMEA	4,188	(18%)
- Region China	589	(13%)
- Rest of World	2,669	(28%)

North America Operations
Rare disease sales in North America Operations decreased by 15% measured in Danish kroner and by 13% at CER. The sales decline was driven by lower sales of rare endocrine disorder products decreasing by 50% in both Danish kroner and CER reflecting a temporary reduction in manufacturing output. Sales of rare blood disorders products increased by 4% measured in Danish kroner and by 6% at CER driven by sales of haemophilia A and B products.

International Operations
Rare disease sales in International Operations decreased by 23% measured in Danish kroner and by 22% at CER. The sales decline was driven by lower sales of rare endocrine disorder products decreasing by 55% measured in Danish kroner and by 56% at CER reflecting a temporary reduction in manufacturing output. Sales of rare blood disorder products decreased by 2% measured in Danish kroner, and remained unchanged at CER, driven by increased sales of haemophilia A and B products, countered by NovoSeven®.

EMEA
Rare disease sales decreased by 19% measured in Danish kroner and by 18% at CER driven by a decrease of rare endocrine disorder products by 70% measured in Danish kroner and by 71% at CER reflecting a temporary reduction in manufacturing output. Sales of rare blood disorder products increased by 8% measured in Danish kroner and by 10% at CER, primarily driven by haemophilia A products, NovoSeven® and haemophilia B products. The increased sales of haemophilia A and B products reflect the continued uptake of extended half-life products.

Region China
Rare disease sales decreased by 20% measured in Danish kroner and by 13% at CER driven by decreased sales of rare blood disorder products, reflecting timing of shipments of NovoSeven®, partially countered by sales of rare endocrine disorder products.

Rest of World
Rare disease sales decreased by 29% measured in Danish kroner and by 28% at CER. Sales of rare blood disorder products decreased by 10% measured in Danish kroner and by 7% at CER driven by haemophilia A products and NovoSeven®. Sales of rare endocrine disorder products decreased by 50% measured in Danish kroner and by 52% at CER reflecting a temporary reduction in manufacturing output.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 10 of 34
FINANCIALS
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 29% measured in Danish kroner and by 33% at CER to DKK 166,398 million in the first nine months of 2023. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. Sales in North America Operations increased by 46% measured in Danish kroner and by 49% at CER. Sales in International Operations increased by 12% measured in Danish kroner and by 17% at CER.

Sales split per geographical area	Sales 9M 2023 DKK million	Growth as reported	Growth at CER	Share of growth at CER

North America Operations	94,008	46%	49%	74%
- The US	87,467	46%	49%	69%

International Operations	72,390	12%	17%	26%
- EMEA	38,161	17%	19%	15%
- Region China	13,269	3%	12%	4%
- Rest of World	20,960	11%	16%	7%

Total sales	166,398	29%	33%	100%

North America Operations
Sales in North America Operations increased by 46% measured in Danish kroner and by 49% at CER. The sales increase reflects GLP-1 diabetes sales growing by 43% at CER and Obesity care sales growing by 244% at CER. This was partially offset by insulin sales decreasing by 24% at CER driven by lower realised prices due to channel and payer mix, rebate enhancements as well as a decline in volume. Rare disease sales decreased by 13% at CER reflecting a temporary reduction in manufacturing output.

International Operations
Sales in International Operations increased by 12% measured in Danish kroner and by 17% at CER. Sales growth was driven by GLP-1 sales growing by 60% at CER and Obesity care sales growing by 52% at CER, partially countered by insulin sales decreasing by 1% at CER and Rare disease sales decreasing by 22% at CER reflecting a temporary reduction in manufacturing output.

EMEA
Sales in EMEA increased by 17% measured in Danish kroner and by 19% at CER. Sales growth was driven by Diabetes care growing by 23% at CER driven by increased GLP-1 sales growing by 50% at CER and insulin sales growing by 2% at CER. Obesity care sales increased by 61% at CER and Rare disease sales decreased by 18% at CER.

Region China
Sales in Region China increased by 3% measured in Danish kroner and by 12% at CER. The sales increase at CER was driven by GLP-1 sales growing by 95% at CER, partially countered by insulin sales declining by 10% at CER. Insulin sales were negatively impacted by the implementation of Volume Based Procurement from May 2022. Other diabetes care sales decreased by 21% at CER. Rare disease sales decreased by 13% at CER reflecting timing of shipments.

Rest of World
Sales in Rest of World increased by 11% measured in Danish kroner and by 16% at CER. Sales growth was driven by Diabetes care growing by 26% at CER, reflecting increased GLP-1 and insulin sales, Obesity care sales growing by 37% at CER and Rare disease decreasing by 28% at CER.

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 11 of 34
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 28% in both Danish kroner and at CER to DKK 25,751 million, resulting in a gross margin of 84.5% measured in Danish kroner compared with 84.3% in 2022. The increase in gross margin reflects a positive product mix, driven by increased sales of GLP-1-based treatments. This is partially countered by costs related to ongoing capacity expansions, a negative currency impact and lower realised prices mainly in the US and Region China.

Sales and distribution costs increased by 22% measured in Danish kroner and by 25% at CER to DKK 39,573 million. The increase in costs is driven by both North America Operations and International Operations. In North America Operations, the cost increase is driven by the relaunch of Wegovy® and promotional activities for Ozempic®. In International Operations, the cost increase is mainly related to promotional activities for Rybelsus® as well as Obesity care market development activities. The increase in sales and distribution costs is impacted by adjustments to legal provisions.

Research and development costs increased by 38% measured in Danish kroner and by 39% at CER to DKK 21,983 million reflecting increased late-stage clinical trial activity and increased early research activities compared to the first nine months of 2022. The acquisition of Forma Therapeutics Inc. in 2022 and Inversago Pharma also increased R&D spending.

Administration costs increased by 9% measured in Danish kroner and by 11% at CER to DKK 3,399 million.

Other operating income and expenses (net) was DKK 116 million compared with DKK 601 million in 2022, mainly driven by lower income from partnerships related to Dicerna Pharmaceuticals Inc.

Operating profit increased by 31% measured in Danish kroner and by 37% at CER to DKK 75,808 million reflecting the sales growth.

Financial items (net) showed a net gain of DKK 1,246 million compared with a net loss of DKK 4,976 million in 2022.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net gain of DKK 1,190 million compared with a net loss of DKK 3,894 million in 2022.

As per the end of September 2023, a negative market value of financial contracts of approximately DKK 1.7 billion has been deferred for recognition later in 2023 and 2024.

The effective tax rate was 19.9% in the first nine months of 2023 compared with an effective tax rate of 20.5% in the first nine months of 2022.

Net profit increased by 47% to DKK 61,720 million and diluted earnings per share increased by 49% to DKK 13.71.

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 12 of 34
KEY DEVELOPMENTS IN THE THIRD QUARTER OF 2023
Sales in the third quarter of 2023 increased by 29% measured in Danish kroner and by 38% at CER compared to the same period in 2022. Sales growth was positively impacted by gross-to-net sales adjustments mainly for Ozempic® and Wegovy® in the US, partially offset by wholesaler destocking in the US. Operating profit increased by 33% measured in Danish kroner and by 47% at CER. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for additional details on sales in the third quarter of 2023.

Sales split per geographical area	Sales Q3 2023 DKK million	Growth as reported	Growth at CER	Share of growth at CER

North America Operations	35,048	48%	58%	80%
- The US	32,936	50%	60%	77%
International Operations	23,683	9%	16%	20%
- EMEA	12,563	14%	19%	12%
- Region China	4,341	(2%)	11%	3%
- Rest of World	6,779	6%	13%	5%

Total sales	58,731	29%	38%	100%

The increased global sales of 38% at CER were driven by Diabetes and Obesity care sales as GLP-1 diabetes sales increased by 46% at CER, Obesity care sales increased by 200% at CER. The sales increase was partially offset by insulin sales decreasing by 5% at CER and Rare disease sales decreasing by 20% at CER.

North America Operations
Sales in North America Operations increased by 48% measured in Danish kroner and by 58% at CER. Sales growth was driven by Obesity care sales increasing by 306% at CER and GLP-1 diabetes care sales growing by 42% at CER. Sales growth was positively impacted by gross-to-net sales adjustments mainly for Ozempic® and Wegovy® in the US, partially offset by wholesaler destocking in the US. Insulin sales decreased by 22% at CER driven by lower realised prices reflecting channel and payer mix. Rare disease sales decreased by 3% at CER reflecting a temporary reduction in manufacturing output.

International Operations
Sales in International Operations increased by 9% measured in Danish kroner and by 16% at CER. Sales growth was driven by all Regions.

Sales growth was driven by Diabetes and Obesity care growing by 24% at CER driven by GLP-1 diabetes sales growing by 57% at CER, Obesity care increasing by 30% at CER and insulin sales increasing by 2% at CER. Rare disease sales decreased by 30% at CER reflecting a temporary reduction in manufacturing output.

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 13 of 34

PROFIT AND LOSS	Q3 2023	Q3 2022	% change Q3 2023 to Q3 2022	% change Q3 2023 to Q3 2022 at CER

Net sales	58,731	45,566	29%	38%

Gross profit	49,018	38,366	28%	38%
Gross margin	83.5%	84.2%

Sales and distribution costs	(12,819)	(11,451)	12%	19%
Percentage of sales	21.8%	25.1%

Research and development costs	(8,128)	(5,633)	44%	49%
Percentage of sales	13.8%	12.4%

Administrative costs	(1,256)	(1,158)	8%	12%
Percentage of sales	2.1%	2.5%

Other operating income and expenses	98	60	63%	65%

Operating profit (EBIT)	26,913	20,184	33%	47%
Operating margin	45.8%	44.3%

Financial items (net)	1,150	(2,152)	(153%)	N/A

Profit before income taxes	28,063	18,032	56%	N/A

Income taxes	(5,585)	(3,627)	54%	N/A
Effective tax rate	19.9%	20.1%

Net profit	22,478	14,405	56%	N/A
Net profit margin	38.3%	31.6%

Costs and operating profit
The gross margin was 83.5% in the third quarter of 2023 compared with 84.2% in 2022. The 0.7 percentage point gross margin decrease reflects costs related to ongoing capacity expansions and a negative currency impact, partially countered by a positive product mix and positive price impact due to gross-to-net sales adjustments.

Sales and distribution costs increased by 12% measured in Danish kroner and by 19% at CER compared with 2022. The increase was driven by both North America Operations and International Operations reflecting increased spend related to GLP-1 diabetes care as well as Obesity care market development activities.
Research and development costs increased by 44% measured in Danish kroner and by 49% at CER compared with 2022 driven by increased late-stage clinical trial and research activities.
Administrative costs increased by 8% measured in Danish kroner and by 12% at CER compared with the same period in 2022.

Other operating income and expenses showed an income of DKK 98 million in the third quarter of 2023.
Operating profit increased by 33% measured in Danish kroner and by 47% at CER compared with the same period in 2022.

Financial items (net) showed a net gain of DKK 1,150 million compared with a net loss of DKK 2,152 million in the third quarter of 2022 reflecting gain on hedged currencies, primarily the US dollar.

The effective tax rate is 19.9% in the third quarter of 2023 compared with an effective tax rate of 20.1% in the third quarter of 2022.

Net profit increased by 56% to DKK 22,478 million and diluted earnings per share increased by 58% to DKK 5.00.

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 14 of 34
CASH FLOW AND CAPITAL ALLOCATION

FREE CASH FLOW IN THE FIRST NINE MONTHS OF 2023 AND CAPITAL EXPENDITURE
Free cash flow was DKK 75.6 billion compared with DKK 62.5 billion in the first nine months of 2022 supporting the strategic aspiration to deliver attractive capital allocation to shareholders. The cash conversion in the first nine months of 2023 is positively impacted by timing of payment of rebates in the US, including provisions related to the revised 340B distribution policy in the US. Income under the 340B Program has been partially recognised.

Capital expenditure for property, plant and equipment was DKK 16.4 billion compared with DKK 7.2 billion in the first nine months of 2022, primarily reflecting investments in additional capacity for active pharmaceutical ingredient (API) production and fill-finish capacity for both current and future injectable and oral products.

EQUITY AND CAPITAL ALLOCATION
Total equity was DKK 92,991 million at the end of the first nine months of 2023, equivalent to 31.0% of total assets, compared with 31.6% at the end of the first nine months of 2022. Please refer to appendix 5 for further elaboration of changes in equity.

Novo Nordisk returned DKK 52.0 billion to shareholders via share buybacks (DKK 20.2 billion) and dividend (DKK 31.8 billion) during the first nine months of 2023.

Two-for-one split of the trading unit implemented in September 2023
As announced in August 2023, Novo Nordisk’s Board of Directors approved a split of trading units of the Novo Nordisk B shares listed on Nasdaq Copenhagen and of the American Depositary Receipts (ADRs) listed on New York Stock Exchange (NYSE) in a two-for-one ratio. Consequently, the trading unit of the Novo Nordisk B shares listed on Nasdaq Copenhagen was changed on 13 September 2023 from DKK 0.20 to DKK 0.10. The ADRs have similarly been split on 20 September 2023 to maintain the one-to-one relationship between the B-share and the ADR.

2023 share repurchase programme
As of 31 October 2023, Novo Nordisk has repurchased 37,095,278 B shares of DKK 0.10 for an amount of DKK 20,989,055,298 as part of the overall share repurchase programme of up to DKK 30 billion to be executed during a 12-month period beginning 1 February 2023.

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 15 of 34
OUTLOOK
The outlook for sales and operating profit growth was raised on 13 October 2023 to 32-38% and 40-46% at CER. The current expectations for 2023 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 2 November 2023	Expectations 10 August 2023

Sales growth
at CER	32% to 38%	27% to 33%
as reported	Around 4 percentage points lower than at CER	Around 6 percentage points lower than at CER

Operating profit growth
at CER	40% to 46%	31% to 37%
as reported	Around 7 percentage points lower than at CER	Around 9 percentage points lower than at CER

Financial items (net)	Gain of around DKK 1.6 billion	Gain of around DKK 2.8 billion

Effective tax rate	19% to 21%	19% to 21%

Capital expenditure (PP&E)	Around DKK 25 billion	Around DKK 25 billion

Depreciation, amortisation and impairment losses	Around DKK 8 billion	Around DKK 8 billion

Free cash flow (excluding impact from business development)	DKK 65-73 billion	DKK 64-72 billion

Sales growth is now expected to be 32% to 38% at CER. Given the current exchange rates versus the Danish krone, sales growth reported in DKK is now expected to be around 4 percentage points lower than at CER. The increased sales outlook is primarily reflecting higher full-year expectations for Ozempic® volumes sold in the US and gross-to-net sales adjustments for Ozempic® and Wegovy® in the US.

The guidance reflects expectations for sales growth in both North America Operations and International Operations, mainly driven by volume growth of GLP-1-based treatments for Diabetes and Obesity care, partially countered by declining sales in Rare disease due to a temporary reduction in manufacturing output. Intensifying competition and continued pricing pressure within Diabetes care are included in the guidance.

The guidance ranges reflect the level of volume growth of GLP-1-based diabetes treatments and the inherent uncertainty of the pace of Obesity care market expansion following the relaunch of Wegovy® in the US and a limited roll-out in International Operations.

Following higher than expected volume growth in recent years, including GLP-1-based products such as Ozempic® and Wegovy®, combined with the expectation of continued volume growth and capacity limitations at some manufacturing sites, the outlook also reflects expected continued periodic supply constraints and related drug shortage notifications across a number of products and geographies. Novo Nordisk is investing in internal and external capacity to increase supply both short and long term. While supply capacity for Wegovy® is gradually being expanded, the supply of the lower dose strengths in the US will remain restricted to safeguard continuity of care.

Operating profit growth is now expected to be 40% to 46% at CER. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 7 percentage points lower than at CER. The expectation for operating profit growth primarily reflects the sales growth outlook and continued investments in future and current growth drivers within Research, Development and Commercial. Within R&D, investments are related to the continued expansion and progression of the early and late-stage pipeline. Commercial investments are mainly related to the relaunch of Wegovy® in the US, Obesity care market development activities in International Operations as well as increased spend related to GLP-1 diabetes care.

Novo Nordisk now expects financial items (net) to amount to a gain of around DKK 1.6 billion, mainly reflecting gains associated with foreign exchange hedging contracts.

The effective tax rate for 2023 is still expected to be in the range of 19-21%.

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 16 of 34
Capital expenditure is still expected to be around DKK 25 billion in 2023 reflecting the upscaling of the supply chain and the innovation-based growth strategy pursued by Novo Nordisk. The CAPEX is primarily relating to investments in additional capacity for active pharmaceutical ingredient (API) production and fill-finish capacity for both current and future injectable and oral products. In the coming years, the capital expenditure to sales ratio is expected to be low double digit.

Depreciation, amortisation and impairment losses are still expected to be around DKK 8 billion.

The free cash flow is now expected to be DKK 65-73 billion reflecting the sales growth, a favourable impact from rebates in the US and investments in capital expenditure. The updated cash flow expectation is mainly reflecting increased net profit expectations, partially countered by business development activities.

All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2023, including energy and supply chain disruptions, the potential implications from major healthcare reforms and legislative changes as well as outcome of legal cases including litigations related to the 340B Drug Pricing Program in the US, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Neither does the guidance include the financial implications of any new significant business development transactions and significant impairments of intangible assets during 2023.

FX (average rates)	Q3 2023	Q3 2022	% change	9M 2023	9M 2022	% change	Spot rate 26 October 2023

USD	685	739	(7%)	688	701	(2%)	708
CNY	95	108	(12%)	98	106	(8%)	97
JPY	4.74	5.35	(11%)	4.99	5.48	(9%)	4.71
CAD	511	566	(10%)	511	546	(6%)	512
GBP	867	869	0%	856	878	(3%)	856

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 4,300 million	12
CNY[2]	DKK 410 million	12
CAD	DKK 430 million	9
JPY	DKK 180 million	12
GBP	DKK 130 million	2

1) As of 30 September 2023.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 17 of 34
INNOVATION AND THERAPEUTIC FOCUS
Diabetes care
Update on label extension applications for oral semaglutide in the EU and the US
In October 2023, Novo Nordisk submitted a label extension application to the European Medicines Agency (EMA) for oral semaglutide (Rybelsus®) to introduce the 25 and 50 mg doses. The global roll-out of the 25 mg and 50 mg doses is contingent on portfolio prioritisations and manufacturing capacity. Novo Nordisk also submitted a formulation change application in the EU to introduce 1.5 mg, 4 mg and 9 mg daily doses equivalent to 3 mg, 7 mg and 14 mg doses, respectively.

The filing for regulatory approval in the US of the 25 mg and 50 mg oral semaglutide doses for the treatment of type 2 diabetes is now expected to take place in 2024.

Once-weekly injectable semaglutide kidney outcomes trial, FLOW, will be stopped based on interim analysis due to efficacy
In October 2023, Novo Nordisk announced the decision to stop the kidney outcomes trial FLOW (Effect of semaglutide versus placebo on the progression of renal impairment in people with type 2 diabetes and chronic kidney disease). The decision to stop the trial was based on a recommendation from the independent Data Monitoring Committee (DMC) concluding that the results from an interim analysis met certain pre-specified criteria for stopping the trial early for efficacy. Based on the decision to stop the trial at interim, the process of closing the trial will be initiated. To protect the integrity of the trial, Novo Nordisk remains blinded to the results until trial completion. Novo Nordisk expects that the final results from FLOW will be available during the first half of 2024.

Phase 3a development programme initiated with CagriSema in people with type 2 diabetes
In September 2023, Novo Nordisk initiated the first phase 3a trial, REIMAGINE 2, for CagriSema in people with type 2 diabetes. REIMAGINE 2 is a 68-week trial comparing the efficacy and safety of two different doses of once-weekly CagriSema with two different doses of semaglutide as well as cagrilintide and placebo. The trial is expected to enrol approximately 2,700 people with type 2 diabetes. REIMAGINE 2 is the first of four pivotal trials in the REIMAGINE programme.

REIMAGINE 1 is planned to be initiated in 2024 and is comparing CagriSema with placebo in people with type 2 diabetes. The 40-week trial is expected to enrol approximately 180 people.

REIMAGINE 3 is planned to be initiated in 2024 and is comparing CagriSema with placebo in people with type 2 diabetes inadequately controlled on basal insulin therapy. The 40-week trial is expected to enrol approximately 270 people.

REIMAGINE 4 is planned to be initiated in the first half of 2024 and is comparing CagriSema with tirzepatide in people with type 2 diabetes. The 68-week trial is expected to enrol approximately 1,000 people.

Obesity care
Updates on regulatory submissions for semaglutide including SELECT
In September and October 2023, Novo Nordisk submitted a supplemental New Drug Application (sNDA) to the US Food and Drug Administration (FDA) and a Type II variant application to the European Medicines Agency (EMA) for Wegovy® for the indication of reducing the risk of major adverse cardiovascular events (cardiovascular death, non-fatal heart attack or non-fatal stroke) in people with an initial BMI of 27 kg/m2 or greater and established cardiovascular disease (CVD). The FDA has granted priority review for the sNDA.

In September 2023, Novo Nordisk initiated SELECT-LIFE, a long-term follow-up study to SELECT. SELECT-LIFE is a survey-based study with twice-yearly collection of self-reported patient data. The study will evaluate the long-term post-trial effects of semaglutide 2.4 mg once weekly on survival, cardiovascular disease, obesity and other metabolic-related outcomes in people with overweight or obesity and established cardiovascular disease. The trial is expected to complete in 2033.

The regulatory submission of 50 mg oral semaglutide for the treatment of obesity in the US is currently awaiting the completion of OASIS 4, the clinical phase 3a programme with 25 mg oral semaglutide for the treatment of obesity and the

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 18 of 34
potential label expansion for Wegovy®. Conditional to regulatory approvals, the global roll-out of oral semaglutide for the treatment of obesity is contingent on portfolio prioritisations and production capacity.

Phase 1 trial initiated with subcutaneous amycretin
In September 2023, Novo Nordisk initiated a phase 1 trial with once-weekly subcutaneous amycretin. The 32-week trial is investigating safety, tolerability, pharmacokinetics and pharmacodynamics of different doses of amycretin.

Rare disease
Concizumab approved in Japan for the treatment of haemophilia A and B with inhibitors
In September 2023, concizumab was approved in Japan under the brand name Alhemo™ for the treatment of haemophilia A and B with inhibitors. Novo Nordisk expects to launch Alhemo™ in Japan during first half of 2024.

Nedosiran approved in the US
In September 2023, nedosiran was approved under the brand name Rivfloza® by the US FDA for treatment of primary hyperoxaluria type 1 (PH1) to lower urinary oxalate levels in paediatric (nine years of age and older) and people with relatively preserved kidney function. This marks the first approved siRNA treatment for Novo Nordisk.

Other serious chronic diseases
Phase 1 trial initiated with ANGPTL3i
In August 2023, Novo Nordisk initiated a phase 1 trial with ANGPTL3i, a monoclonal antibody in development for cardiovascular disease. The trial is investigating safety, tolerability, pharmacokinetics and pharmacodynamics of ANGPTL3i.

Novo Nordisk to acquire ocedurenone for uncontrolled hypertension from KBP Biosciences PTE. Ltd.
In October 2023, Novo Nordisk agreed to acquire ocedurenone for the treatment of cardiovascular and kidney disease from KBP Biosciences PTE., Ltd for up to 1.3 billion US dollars. Ocedurenone is an orally administered, small molecule, non-steroidal mineralocorticoid receptor antagonist (nsMRA) that is currently being examined in the phase 3 trial CLARION-CKD in patients with uncontrolled hypertension and advanced chronic kidney disease (CKD). Uncontrolled hypertension is when a person’s blood pressure remains high despite taking two or more blood pressure-lowering treatments. Novo Nordisk expects to initiate phase 3 outcomes trials in additional cardiovascular and kidney disease indications in the coming years. The acquisition is expected to be completed in 2023.

Technology platforms
Phase 1 trial with STAT3 and the GalXC-Plus™ platform initiated
In September 2023, Novo Nordisk initiated a phase 1 trial with STAT3, an immuno-oncology target with the goal of silencing STAT3 in tumor-associated immune cells. This is the first phase 1 trial using the proprietary platform, GalXC-Plus™ addressing intracellular targets outside the liver.

Novo Nordisk and GE Healthcare to collaborate to advance novel non-invasive treatments for type 2 diabetes and obesity with ultrasound
In October 2023, Novo Nordisk announced a collaboration with GE Healthcare to further advance the clinical and product development of peripheral focused ultrasound (PFUS). This is a novel technology that has potential to specifically regulate metabolic function in the body using ultrasound that may support the treatment of chronic diseases such as type 2 diabetes and obesity.

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 19 of 34
PURPOSE AND SUSTAINABILITY
ENVIRONMENT

ENVIRONMENTAL PERFORMANCE	9M 2023	9M 2022	9M 2019 (baseline)	% change 9M 2023 to 9M 2022	% change 9M 2023 to 9M 2019

Emissions

CO2 emissions from operations and transportation (1,000 tonnes)	165	186	228	(11%)	(28%)
- Scope 1 emissions[1]	54	54	64	0%	(16%)
- Scope 2 emissions[2]	11	12	55	(8%)	(80%)
- Partial scope 3 emissions[3]	100	120	109	(17%)	(8%)

1. Scope 1: Direct emissions from owned and controlled resources (including emissions from production processes and transport).
2. Scope 2: Indirect emissions from the generation of energy purchased from a utility provider (including electricity, steam, heating and cooling).
3. Scope 3: Emissions are limited to CO2 emissions from business flights and product distribution.
Note: First nine months 2019 baseline figures have been restated by adding two thousand tonnes of CO2 for business flights

Emissions
Under the environmental strategy Circular for Zero, CO2 emissions from operations and transportation decreased by 28% compared to the first nine months of 2019. CO2 emissions from operations and transportation decreased by 11% in the first nine months of 2023 compared to the same period in 2022. Scope 1 CO2 emissions remained consistent with 2022, while Scope 2 CO2 emissions decreased by 8% due to increase in the usage of renewable energy sources. Scope 3 CO2 emissions from product distribution and business flights decreased by 17% mainly due to a decrease in emissions from product distribution, driven by the purchase of sustainable aviation fuel.

SOCIAL

SOCIAL PERFORMANCE	9M 2023	9M 2022	% change 9M 2023 to 9M 2022

Patients
Patients reached with Novo Nordisk's Diabetes care products (estimate in million)[1]	39.6	35.7	11%
Hereof children reached through the Changing Diabetes® in Children programme (cumulative)	46,522	37,849	23%

Sustainable employer
Gender in leadership positions[2] (ratio men:women)	55:45	56:44	N/A
Gender in senior leadership positions[3] (ratio men:women)	59:41	62:38	N/A

1. Calculated as a moving annual total.
2. Defined as team leaders, managers, directors, vice presidents, corporate vice presidents, senior vice presidents and executive management.
3. Defined as vice presidents, corporate vice presidents, senior vice presidents and executive management.

Patients
Under the social responsibility strategy Defeat Diabetes, Novo Nordisk continues to take action on access and affordability and prevention. The number of people with diabetes treated with Novo Nordisk products, calculated as a moving annual total, was 39.6 million in the first nine months of 2023. This represents a net increase of 3.9 million patients compared to end of September 2022.

The Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By end of June 2023, more than 46,000 children were reached, an increase of 23% compared to end of September 2022. The programme has now been rolled out to more than 26 countries.

A new partnership has been established with Aspen SA Operations (Pty) Ltd. and Aspen Pharmacare Holdings Limited (Aspen) to produce human insulin in South Africa for patients across the African continent. Next year, 16 million human insulin vials will be produced, equivalent to the yearly consumption of more than one million people. Novo Nordisk’s integrated sustainable business model, iCARE, will be expanded to distribute parts of the insulin volume with a ceiling price of USD 3 per vial. Volume allocation will be determined by public tenders in the markets

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 20 of 34
On 20 September 2023, Novo Nordisk and UNICEF announced an extension of their partnership to help prevent global childhood overweight and obesity. Over the next three years, Novo Nordisk will commit USD 8 million to scale and accelerate efforts that create healthier environments for children. The aim is to positively impact at least 10 million children over the 3-year period.

Sustainable employer
Novo Nordisk aspires to be a sustainable employer, and in 2021 two aspirational gender diversity targets were launched: achieve a balanced gender representation across all managerial levels and achieve a minimum of 45% women and a minimum of 45% men in senior leadership positions by the end of 2025.

At the end of September 2023, 45% of all leaders were women, and 41% of leaders in senior leadership positions were women compared to 44% and 38%, respectively, by the end of September 2022.

The number of full-time employees at the end of the first nine months of 2023 increased by 17% compared to 12 months ago. The total number of full-time employees was 61,412. The increase is driven by Product Supply, R&D as well as Global Business Services in Bangalore, India.

Russia's invasion of Ukraine
Following Russia's invasion of Ukraine, Novo Nordisk's key priorities have been to safeguard employees and continue the supply of essential medicines.

In Ukraine, Novo Nordisk has continued the supply of medicines, which are currently broadly available throughout the country, also through collaboration with humanitarian organisations to provide access in bordering areas. Moreover, Novo Nordisk has donated diabetes and haemophilia medication to the Ukrainian Ministry of Health, and together with humanitarian organisations, Novo Nordisk continues to monitor the situation to be able to provide further support.

In Russia, Novo Nordisk has suspended marketing investments and changed focus from launching new medications and clinical investment to securing supply of insulin to ensure that the more than 700,000 patients can continue their treatment with essential medication.

Sales in Russia and Ukraine constituted less than 1% of Novo Nordisk's global sales.

Israel-Gaza conflict
Following Hamas's attack in Israel and the subsequent war in Gaza, Novo Nordisk's key priorities have been to safeguard employees and continue the supply of essential medicines to patients. Novo Nordisk is currently assessing how Novo Nordisk can support humanitarian organisations in providing essential medicines to patients in the region.

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 21 of 34
LEGAL MATTERS
Inter Partes Review (IPR) challenges
On 16 March 2023, Mylan Pharmaceuticals Inc. (Mylan) filed petitions for Inter Partes Review (IPR) against Novo Nordisk’s semaglutide compound patents (US Patent Nos 8,129,343 and 8,536,122 expiring in 2026 and 2032, respectively) and a method of treatment patent (US Patent No 10,335,462 expiring in 2032). In October 2023, The U.S. Patent Office denied Mylan’s petitions on the semaglutide compound patents, but granted the petition to institute review of the method of treatment patent. A hearing is scheduled for 9 July 2024 and a decision is expected later that year. Novo Nordisk is prepared to defend its intellectual property. Novo Nordisk does not expect these matters to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Inflation Reduction Act Litigation, US
On 29 September 2023, Novo Nordisk filed a lawsuit in the United States District Court for the District of New Jersey against the United States Department of Health and Human Services and the Centers for Medicare and Medicaid Services (CMS) challenging the constitutionality of the drug pricing procedures of the Inflation Reduction Act (IRA) and CMS’s actions taken in implementation of the IRA. The lawsuit asserts that the IRA violates U.S. Constitutional rights to Separation of Powers, Due Process and Freedom of Speech. In addition, the lawsuit claims that CMS’s actions in implementing the IRA violate the requirements of the Administrative Procedures Act and Social Security Act, as well as exceed the lawful power authorised by Congress. Novo Nordisk is one of eight manufacturers who have filed lawsuits challenging the IRA in various Federal Courts throughout the United States. The U.S. Chamber of Commerce and PhRMA have also filed lawsuits challenging the IRA.

Update on Abbreviated New Drug Applications with the US Food and Drug Administration (FDA)
Novo Nordisk has received notifications from several manufacturers that they have filed Abbreviated New Drug Applications (ANDAs) for liraglutide, the active pharmaceutical molecule in Victoza® and in Saxenda®, respectively, and semaglutide, the active pharmaceutical molecule in Ozempic® and in Rybelsus®, respectively, with the FDA. The ANDAs contain Paragraph IV certifications to obtain approval to engage in the commercial manufacture, use, or sale of such products before the expiration of some or all of the patents currently listed for those products in the Orange Book. Novo Nordisk has filed complaints for patent infringement against these manufacturers. Novo Nordisk does not expect these matters to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Novo Nordisk has entered into settlement agreements with several manufacturers that have filed ANDAs for Victoza®. Consequently, these manufacturers are licensed to launch a generic version of Victoza® as of 22 June 2024, or earlier under certain circumstances. Moreover, Novo Nordisk has entered into a settlement agreement with Teva Pharmaceuticals USA, Inc., regarding the US patent litigation case for Saxenda®. All terms of the agreement are confidential. All agreements are subject to review by the U.S. Federal Trade Commission and the U.S. Department of Justice.

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 22 of 34
MANAGEMENT STATEMENT
The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first nine months of 2023. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first nine months of 2023 has been prepared in accordance with IAS 34 'Interim Financial
Reporting' and additional Danish disclosure requirements for listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2022 of Novo Nordisk.

In our opinion, the financial report for the first nine months of 2023 gives a true and fair view of the Group’s assets, liabilities and financial position at 30 September 2023, and of the results of the Group’s operations and cash flow for the period 1 January 2023 to 30 September 2023. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated Annual Report 2022.

Bagsværd, 2 November 2023

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO	Martin Holst Lange

Marcus Schindler	Camilla Sylvest	Henrik Wulff

Board of Directors:

Helge Lund Chair	Henrik Poulsen Vice chair	Elisabeth Dahl Christensen

Laurence Debroux	Andreas Fibig	Sylvie Grégoire

Liselotte Hyveled	Mette Bøjer Jensen	Kasim Kutay

Christina Law	Martin Mackay	Thomas Rantzau

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 23 of 34
About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes.. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 61,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, X, LinkedIn and YouTube.

Financial calendar
11 November 2023	Investor presentation at American Heart Association annual conference
31 January 2024	Financial statement for 2023
7 March 2024	Capital Markets Day 2024 in Copenhagen
21 March 2024	Annual General Meeting
2 May 2024	Financial results for the first three months of 2024
7 August 2024	Financial results for the first half of 2024
6 November 2024	Financial results for the first nine months of 2024

Contacts for further information
Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Elizabeth DeLuca (US) +1 609 580 9868 edel@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com
Sina Meyer +45 3075 6656 azey@novonordisk.com	Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2022 and Form 20-F both filed with the SEC in February 2023 in continuation of the publication of the Annual Report 2022, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, such as interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies,

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 24 of 34
unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, and the effects of domestic or international crises, civil unrest, war or other conflict, and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk Management’ of the Annual Report 2022.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 25 of 34
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
								% change
	2023			2022				Q3 2023 vs.
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2022

Net sales	58,731	54,300	53,367	48,092	45,566	41,265	42,031	29%

Gross profit	49,018	46,444	45,185	39,830	38,366	35,196	35,114	28%
Gross margin	83.5%	85.5%	84.7%	82.8%	84.2%	85.3%	83.5%

Sales and distribution costs	(12,819)	(14,342)	(12,412)	(13,743)	(11,451)	(10,840)	(10,183)	12%
Percentage of sales	21.8%	26.4%	23.3%	28.6%	25.1%	26.3%	24.2%
Research and development costs	(8,128)	(7,127)	(6,728)	(8,085)	(5,633)	(5,123)	(5,206)	44%
Percentage of sales	13.8%	13.1%	12.6%	16.8%	12.4%	12.4%	12.4%
Administrative costs	(1,256)	(1,072)	(1,071)	(1,348)	(1,158)	(991)	(970)	8%
Percentage of sales	2.1%	2.0%	2.0%	2.8%	2.5%	2.4%	2.3%
Other operating income and expenses	98	(15)	33	433	60	149	392	63%

Operating profit (EBIT)	26,913	23,888	25,007	17,087	20,184	18,391	19,147	33%
Operating margin	45.8%	44.0%	46.9%	35.5%	44.3%	44.6%	45.6%

Financial income	3,318	(281)	852	(3,200)	1,573	1,656	210	111%
Financial expenses	(2,168)	647	(1,122)	2,429	(3,725)	(3,252)	(1,438)	(42%)
Financial items (net)	1,150	366	(270)	(771)	(2,152)	(1,596)	(1,228)	(153%)

Profit before income taxes	28,063	24,254	24,737	16,316	18,032	16,795	17,919	56%

Income taxes	(5,585)	(4,826)	(4,923)	(2,724)	(3,627)	(3,477)	(3,709)	54%

Net profit	22,478	19,428	19,814	13,592	14,405	13,318	14,210	56%

Depreciation, amortisation and impairment losses	2,525	2,177	1,719	2,035	2,041	1,636	1,650	24%
Capital expenditure (PP&E)	5,828	5,878	4,693	4,961	3,230	2,435	1,520	80%
Net cash generated from operating activities	40,966	28,577	29,814	7,101	24,239	23,961	23,586	69%
EBITDA	29,438	26,065	26,726	19,122	22,225	20,027	20,797	32%
Free cash flow	30,039	20,773	24,764	(5,128)	19,765	21,157	21,568	52%

Total assets	300,101	280,753	250,025	241,257	242,836	218,928	197,136	24%
Total equity	92,991	90,473	79,874	83,486	76,680	74,452	66,550	21%
Equity ratio	31.0%	32.2%	31.9%	34.6%	31.6%	34.0%	33.8%

Full-time equivalent employees end of period	61,412	59,337	57,089	54,393	52,696	50,816	49,295	17%

Basic earnings per share/ADR (in DKK)[1]	5.02	4.33	4.40	3.02	3.19	2.94	3.12	57%
Diluted earnings per share/ADR (in DKK)[1]	5.00	4.32	4.39	3.01	3.17	2.93	3.11	58%
Average number of shares outstanding (million)[1]	4,476.9	4,490.4	4,499.2	4,508.0	4,523.2	4,538.4	4,552.8	(1%)
Average number of diluted shares outstanding (million)[1]	4,489.0	4,502.6	4,513.2	4,522.8	4,537.0	4,552.2	4,566.6	(1%)

Sales by business segment:
Total GLP-1	30,635	27,925	26,811	24,352	22,368	19,231	17,420	37%
Long-acting insulin	3,692	3,354	4,133	3,902	3,939	4,104	4,796	(6%)
Premix insulin	2,219	2,456	2,776	2,343	2,706	2,501	3,012	(18%)
Fast-acting insulin	3,808	3,511	4,488	4,471	4,263	3,887	4,842	(11%)
Human insulin	1,626	1,967	2,012	1,970	2,053	1,851	2,312	(21%)
Total insulin	11,345	11,288	13,409	12,686	12,961	12,343	14,962	(12%)
Other Diabetes care	594	667	729	713	798	830	884	(26%)
Total Diabetes care	42,574	39,880	40,949	37,751	36,127	32,404	33,266	18%
Wegovy®	9,648	7,518	4,563	2,446	1,157	1,181	1,404	734%
Saxenda®	2,607	2,788	3,279	3,042	3,174	2,462	1,998	(18%)
Total Obesity care	12,255	10,306	7,842	5,488	4,331	3,643	3,402	183%
Diabetes and Obesity care total	54,829	50,186	48,791	43,239	40,458	36,047	36,668	36%

Rare blood disorders	2,957	2,836	3,049	2,881	2,885	2,863	3,077	2%
Rare endocrine disorders	542	902	1,128	1,602	1,793	1,923	1,820	(70%)
Other Rare disease	403	376	399	370	430	432	466	(6%)
Rare disease total	3,902	4,114	4,576	4,853	5,108	5,218	5,363	(24%)

Sales by geographic segment:
North America Operations	35,048	29,663	29,297	26,660	23,754	20,703	19,990	48%
- The US	32,936	27,209	27,322	24,768	22,014	19,121	18,753	50%
International Operations	23,683	24,637	24,070	21,432	21,812	20,562	22,041	9%
- EMEA	12,563	12,856	12,742	11,514	10,983	10,915	10,824	14%
- Region China	4,341	4,467	4,461	3,364	4,438	3,566	4,841	(2%)
- Rest of World	6,779	7,314	6,867	6,554	6,391	6,081	6,376	6%

Segment operating profit:
Diabetes and Obesity care	26,721	22,707	24,163	16,985	18,158	15,873	16,379	47%
Rare disease	192	1,181	844	102	2,026	2,518	2,768	(91%)

1) The trading unit of the Novo Nordisk B shares listed on NASDAQ Copenhagen was changed from DKK 0.20 to DKK 0.10 as of 13 September 2023. The ADRs listed on the New York Stock Exchange (NYSE) was similarly split as of 20 September 2023. Comparative figures have been restated to reflect the change in trading unit from DKK 0.20 to DKK 0.10.

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 26 of 34
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	9M 2023	9M 2022		Q3 2023	Q3 2022

Income statement

Net sales	166,398	128,862		58,731	45,566
Cost of goods sold	(25,751)	(20,186)		(9,713)	(7,200)

Gross profit	140,647	108,676		49,018	38,366

Sales and distribution costs	(39,573)	(32,474)		(12,819)	(11,451)
Research and development costs	(21,983)	(15,962)		(8,128)	(5,633)
Administrative costs	(3,399)	(3,119)		(1,256)	(1,158)
Other operating income and expenses	116	601		98	60

Operating profit	75,808	57,722	57722000000	26,913	20,184

Financial income	3,889	3,439		3,318	1,573
Financial expenses	(2,643)	(8,415)		(2,168)	(3,725)

Profit before income taxes	77,054	52,746		28,063	18,032

Income taxes	(15,334)	(10,813)		(5,585)	(3,627)

NET PROFIT	61,720	41,933	41933000000	22,478	14,405

Basic earnings per share (DKK)[1]	13.75	9.24		5.02	3.19
Diluted earnings per share (DKK)[1]	13.71	9.21		5.00	3.17

Segment Information

Segment sales:
Diabetes and Obesity care	153,806	113,173		54,829	40,458
Rare disease	12,592	15,689		3,902	5,108

Segment operating profit:
Diabetes and Obesity care	73,591	50,410		26,721	18,158
Operating margin	47.8%	44.5%		48.7%	44.9%

Rare disease	2,217	7,312		192	2,026
Operating margin	17.6%	46.6%		4.9%	39.7%

Total segment operating profit	75,808	57,722		26,913	20,184

Statement of comprehensive income

Net profit for the period	61,720	41,933		22,478	14,405

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	127	751		97	74

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	692	7,220		1,649	3,206
Cash flow hedges, realisation of previously deferred (gains)/losses	(497)	1,659		(778)	390
Cash flow hedges, deferred gains/(losses) incurred during the period	(2,238)	(5,339)		(2,727)	(2,286)
Other items	6	1		2	3
Tax on other comprehensive income, net	398	728		757	409

Other comprehensive income for the period	(1,512)	5,020		(1,000)	1,796
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	60,208	46,953		21,478	16,201

1) The trading unit of the Novo Nordisk B shares listed on NASDAQ Copenhagen was changed from DKK 0.20 to DKK 0.10 as of 13 September 2023. The ADRs listed on the New York Stock Exchange (NYSE) was similarly split as of 20 September 2023. Comparative figures have been restated to reflect the change in trading unit from DKK 0.20 to DKK 0.10.

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 27 of 34
APPENDIX 3: CASH FLOW STATEMENT

DKK million	9M 2023	9M 2022

Net profit	61,720	41,933

Adjustment for non-cash items:
Income taxes in the Income Statement	15,334	10,813
Depreciation, amortisation and impairment losses	6,421	5,327
Other non-cash items	32,922	28,707
Change in working capital	(2,562)	(5,028)
Interest received	699	148
Interest paid	(351)	(186)
Income taxes paid	(14,826)	(9,928)

Net cash generated from operating activities	99,357	71,786

Purchase of intangible assets	(6,061)	(1,395)
Purchase of property, plant and equipment	(16,399)	(7,185)
Proceeds from other financial assets	33	—
Purchase of other financial assets	(259)	(7)
Purchase of marketable securities	(12,082)	(6,610)
Sale of marketable securities	5,593	4,129

Net cash used in investing activities	(29,175)	(11,068)

Purchase of treasury shares	(20,163)	(16,547)
Dividends paid	(31,767)	(25,303)
Proceeds from issue of bonds	—	11,120
Repayment of borrowings	(1,112)	(13,399)

Net cash used in financing activities	(53,042)	(44,129)

Net cash generated from activities	17,140	16,589

Cash and cash equivalents at the beginning of the year	12,653	10,719
Exchange gain/(loss) on cash and cash equivalents	90	606

Cash and cash equivalents at the end of the period	29,883	27,914

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 28 of 34
APPENDIX 4: BALANCE SHEET

DKK million	30 Sep 2023	31 Dec 2022

ASSETS

Intangible assets	55,726	51,416
Property, plant and equipment	81,461	66,671
Investments in associated companies	269	327
Deferred income tax assets	18,814	13,427
Other receivables and prepayments	430	206
Other financial assets	1,202	1,016

TOTAL NON-CURRENT ASSETS	157,902	133,063

Inventories	29,534	24,388
Trade receivables	52,602	50,560
Tax receivables	1,525	940
Other receivables and prepayments	7,837	6,005
Marketable securities	17,451	10,921
Derivative financial instruments	3,106	2,727
Cash at bank	30,144	12,653

TOTAL CURRENT ASSETS	142,199	108,194
TOTAL ASSETS	300,101	241,257

EQUITY AND LIABILITIES

Share capital	451	456
Treasury shares	(5)	(6)
Retained earnings	91,735	80,587
Other reserves	810	2,449

TOTAL EQUITY	92,991	83,486

Borrowings	19,924	24,318
Deferred income tax liabilities	7,885	7,061
Retirement benefit obligations	613	762
Other liabilities	199	100
Provisions	5,937	4,590

Total non-current liabilities	34,558	36,831

Borrowings	6,613	1,466
Trade payables	20,106	15,587
Tax payables	12,297	7,091
Other liabilities	26,171	23,606
Derivative financial instruments	2,522	2,903
Provisions	104,843	70,287

Total current liabilities	172,552	120,940

TOTAL LIABILITIES	207,110	157,771

TOTAL EQUITY AND LIABILITIES	300,101	241,257

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 29 of 34
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

9M 2023

Balance at the beginning of the year	456	(6)	80,587	2,449	83,486
Net profit for the period			61,720		61,720
Other comprehensive income for the period			127	(1,639)	(1,512)

Total comprehensive income for the period			61,847	(1,639)	60,208

Transactions with owners:
Dividends			(31,767)		(31,767)
Share-based payments			1,242		1,242
Tax related to restricted stock units			(15)		(15)
Purchase of treasury shares		(4)	(20,159)		(20,163)
Reduction of the B share capital	(5)	5			—

Balance at the end of the period	451	(5)	91,735	810	92,991

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

9M 2022

Balance at the beginning of the year	462	(6)	72,004	(1,714)	70,746
Net profit for the period			41,933		41,933
Other comprehensive income for the period			751	4,269	5,020

Total comprehensive income for the period			42,684	4,269	46,953

Transactions with owners:
Dividends			(25,303)		(25,303)
Share-based payments			756		756
Tax related to restricted stock units			75		75
Purchase of treasury shares		(4)	(16,543)		(16,547)
Reduction of the B share capital	(6)	6			—

Balance at the end of the period	456	(4)	73,673	2,555	76,680

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 30 of 34
APPENDIX 6: SALES SPLIT PER AREA

Q3 2023 sales split per area

DKK million	Total	North America Operations	The US	International Operations	EMEA	Region China	Rest of World

Diabetes and Obesity care segment
Injectable GLP-1	26,139	17,858	16,378	8,281	4,249	1,792	2,240
% change at CER	44%	44%	43%	46%	29%	93%	51%
Ozempic®	23,912	16,814	15,373	7,098	3,637	1,600	1,861
% change at CER	56%	54%	53%	63%	37%	167%	63%
Victoza®	2,227	1,044	1,005	1,183	612	192	379
% change at CER	(21%)	(30%)	(30%)	(11%)	(4%)	(39%)	7%
Rybelsus®	4,496	2,604	2,545	1,892	1,063	29	800
% change at CER	59%	30%	29%	131%	137%	120%	124%
Total GLP-1	30,635	20,462	18,923	10,173	5,312	1,821	3,040
% change at CER	46%	42%	41%	57%	42%	93%	65%
Long-acting insulin	3,692	950	797	2,742	1,730	437	575
% change at CER	0%	(18%)	(21%)	9%	13%	34%	(16%)
Tresiba®	1,910	429	290	1,481	915	205	361
% change at CER	(10%)	(38%)	(50%)	4%	19%	(20%)	(9%)
Xultophy®	798	92	91	706	431	144	131
% change at CER	18%	9%	11%	20%	2%	—	(20%)
Levemir®	984	429	416	555	384	88	83
% change at CER	12%	18%	21%	8%	13%	51%	(29%)
Premix insulin	2,219	8	4	2,211	608	1,061	542
% change at CER	(8%)	(83%)	(86%)	(5%)	1%	(7%)	(6%)
Ryzodeg®	864	—	—	864	129	482	253
% change at CER	22%	—	—	22%	11%	44%	(2%)
NovoMix®	1,355	8	4	1,347	479	579	289
% change at CER	(20%)	(83%)	(86%)	(17%)	(1%)	(29%)	(10%)
Fast-acting insulin	3,808	1,302	1,245	2,506	1,614	370	522
% change at CER	(4%)	(15%)	(14%)	4%	13%	(13%)	(5%)
Fiasp®	574	237	226	337	275	—	62
% change at CER	25%	78%	85%	4%	4%	—	5%
NovoRapid®	3,234	1,065	1,019	2,169	1,339	370	460
% change at CER	(8%)	(24%)	(23%)	3%	15%	(13%)	(6%)
Human insulin	1,626	219	206	1,407	440	256	711
% change at CER	(13%)	(48%)	(48%)	(3%)	4%	(37%)	17%
Total insulin	11,345	2,479	2,252	8,866	4,392	2,124	2,350
% change at CER	(5%)	(22%)	(23%)	2%	10%	(8%)	(3%)
Other Diabetes care[1]	594	158	143	436	172	161	103
% change at CER	(26%)	(21%)	(15%)	(27%)	2%	(30%)	(59%)
Total Diabetes care	42,574	23,099	21,318	19,475	9,876	4,106	5,493
% change at CER	26%	29%	29%	23%	25%	18%	24%
Wegovy®	9,648	9,201	9,201	447	447	—	—
% change at CER	—	—	—	—	—	—	—
Saxenda®	2,607	1,024	877	1,583	896	29	658
% change at CER	(11%)	(26%)	(31%)	2%	(9%)	3%	23%
Total Obesity care	12,255	10,225	10,078	2,030	1,343	29	658
% change at CER	200%	306%	320%	30%	35%	3%	23%
Diabetes and Obesity care total	54,829	33,324	31,396	21,505	11,219	4,135	6,151
% change at CER	45%	63%	65%	24%	26%	17%	24%

Rare disease segment
Rare blood disorders[2]	2,957	1,370	1,282	1,587	971	91	525
% change at CER	9%	28%	30%	(4%)	4%	(71%)	36%
Haemophilia A	549	142	142	407	318	14	75
% change at CER	13%	19%	25%	12%	17%	40%	(9%)
Haemophilia B	285	138	91	147	94	3	50
% change at CER	58%	103%	143%	31%	27%	33%	40%
NovoSeven®	2,078	1,074	1,037	1,004	536	74	394
% change at CER	4%	28%	30%	(14%)	(6%)	(77%)	52%
Rare endocrine disorders[3]	542	198	192	344	177	115	52
% change at CER	(71%)	(61%)	(62%)	(75%)	(69%)	106%	(100%)
Other Rare disease[4]	403	156	66	247	196	—	51
% change at CER	1%	(16%)	(40%)	16%	13%	(100%)	33%
Rare disease total	3,902	1,724	1,540	2,178	1,344	206	628
% change at CER	(20%)	(3%)	(4%)	(30%)	(19%)	(46%)	(42%)

Total sales	58,731	35,048	32,936	23,683	12,563	4,341	6,779
% change at CER	38%	58%	60%	16%	19%	11%	13%
% change as reported	29%	48%	50%	9%	14%	(2%)	6%
Share of growth	100%	80%	77%	20%	12%	3%	5%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 31 of 34

9M 2023 sales split per area

DKK million	Total	North America Operations	The US	International Operations	EMEA	Region China	Rest of World

Diabetes and Obesity care segment
Injectable GLP-1	72,531	48,719	43,983	23,812	12,683	4,843	6,286
% change at CER	44%	43%	39%	46%	34%	94%	43%
Ozempic®	65,653	45,816	41,203	19,837	10,791	3,813	5,233
% change at CER	58%	56%	52%	64%	46%	160%	58%
Victoza®	6,878	2,903	2,780	3,975	1,892	1,030	1,053
% change at CER	(22%)	(37%)	(38%)	(5%)	(9%)	1%	(4%)
Rybelsus®	12,840	7,537	7,394	5,303	3,036	96	2,171
% change at CER	82%	46%	45%	178%	208%	171%	146%
Total GLP-1	85,371	56,256	51,377	29,115	15,719	4,939	8,457
% change at CER	49%	43%	40%	60%	50%	95%	61%
Long-acting insulin	11,179	2,627	2,158	8,552	5,374	1,271	1,907
% change at CER	(10%)	(35%)	(40%)	2%	2%	3%	0%
Tresiba®	5,836	1,464	1,055	4,372	2,589	641	1,142
% change at CER	(15%)	(39%)	(49%)	(2%)	3%	(18%)	(2%)
Xultophy®	2,433	265	260	2,168	1,354	318	496
% change at CER	19%	(15%)	(15%)	25%	6%	—	11%
Levemir®	2,910	898	843	2,012	1,431	312	269
% change at CER	(16%)	(31%)	(31%)	(8%)	(3%)	(25%)	(7%)
Premix insulin	7,451	279	267	7,172	1,965	3,488	1,719
% change at CER	(4%)	(22%)	(22%)	(4%)	(1%)	(4%)	(6%)
Ryzodeg®	2,821	—	—	2,821	455	1,515	851
% change at CER	40%	—	—	40%	22%	84%	3%
NovoMix®	4,630	279	267	4,351	1,510	1,973	868
% change at CER	(20%)	(22%)	(22%)	(20%)	(7%)	(29%)	(13%)
Fast-acting insulin	11,807	3,950	3,738	7,857	4,998	1,217	1,642
% change at CER	(6%)	(14%)	(14%)	(1%)	3%	(17%)	0%
Fiasp®	1,539	435	403	1,104	920	—	184
% change at CER	6%	(11%)	(12%)	14%	13%	—	25%
NovoRapid®	10,268	3,515	3,335	6,753	4,078	1,217	1,458
% change at CER	(8%)	(15%)	(14%)	(3%)	1%	(17%)	(3%)
Human insulin	5,605	907	867	4,698	1,438	931	2,329
% change at CER	(4%)	(26%)	(26%)	1%	4%	(32%)	24%
Total insulin	36,042	7,763	7,030	28,279	13,775	6,907	7,597
% change at CER	(7%)	(24%)	(25%)	(1%)	2%	(10%)	5%
Other Diabetes care[1]	1,990	459	416	1,531	496	705	330
% change at CER	(21%)	(22%)	(14%)	(21%)	(7%)	(21%)	(37%)
Total Diabetes care	123,403	64,478	58,823	58,925	29,990	12,551	16,384
% change at CER	25%	29%	26%	21%	23%	13%	26%
Wegovy®	21,729	20,822	20,822	907	907	—	—
% change at CER	492%	467%	467%	—	—	—	—
Saxenda®	8,674	3,562	3,162	5,112	3,076	129	1,907
% change at CER	18%	4%	2%	29%	25%	25%	37%
Total Obesity care	30,403	24,384	23,984	6,019	3,983	129	1,907
% change at CER	174%	244%	254%	52%	61%	25%	37%
Diabetes and Obesity care total	153,806	88,862	82,807	64,944	33,973	12,680	18,291
% change at CER	40%	55%	55%	24%	26%	13%	27%

Rare disease segment
Rare blood disorders[2]	8,842	3,819	3,605	5,023	3,102	356	1,565
% change at CER	2%	6%	7%	0%	10%	(31%)	(7%)
Haemophilia A	1,897	427	414	1,470	954	242	274
% change at CER	15%	21%	24%	13%	13%	348%	(32%)
Haemophilia B	732	319	210	413	262	9	142
% change at CER	44%	68%	112%	30%	27%	11%	37%
NovoSeven®	5,973	2,928	2,848	3,045	1,815	105	1,125
% change at CER	(5%)	0%	2%	(10%)	4%	(76%)	(3%)
Rare endocrine disorders[3]	2,572	893	870	1,679	509	229	941
% change at CER	(54%)	(50%)	(50%)	(56%)	(71%)	45%	(52%)
Other Rare disease[4]	1,178	434	185	744	577	4	163
% change at CER	(7%)	(20%)	(41%)	2%	(4%)	(33%)	32%
Rare disease total	12,592	5,146	4,660	7,446	4,188	589	2,669
% change at CER	(18%)	(13%)	(14%)	(22%)	(18%)	(13%)	(28%)

Total sales	166,398	94,008	87,467	72,390	38,161	13,269	20,960
% change at CER	33%	49%	49%	17%	19%	12%	16%
% change as reported	29%	46%	46%	12%	17%	3%	11%
Share of growth	100%	74%	69%	26%	15%	4%	7%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 32 of 34
APPENDIX 7: ACQUISITION OF BUSINESSES

Forma Therapeutics, Inc.
On 14 October 2022, Novo Nordisk acquired all outstanding shares of the publicly held US company Forma Therapeutics, Inc. via a cash tender offer. Novo Nordisk did not hold any shares in Forma Therapeutics prior to the acquisition. The acquisition of Forma Therapeutics, including its lead development candidate, etavopivat, is aligned with Novo Nordisk’s strategy to complement and accelerate its scientific presence and pipeline in haemoglobinopathies, a group of disorders in which there is abnormal production or structure of the haemoglobin protein in the red blood cells.

Details of the acquisition
The total purchase price amounts to DKK 8,102 million and has been settled in full by cash consideration.

Novo Nordisk completed the acquisition of Forma Therapeutics, Inc. through a merger of Novo Nordisk’s wholly owned subsidiary with and into Forma Therapeutics in which all shares not tendered into the offer were cancelled and converted into the right to receive cash equal to the USD 20 offer price per share, without interest, less any applicable tax withholding. At the completion of the merger, Forma Therapeutics, Inc. became a wholly owned subsidiary of Novo Nordisk. The common stock of Forma Therapeutics, Inc. is no longer listed or traded on the Nasdaq Global Select Market.

DKK million
Goodwill as of 14 October 2022	524
Exchange rate adjustment	(42)
Goodwill as of 30 September 2023	482

For further information regarding the acquisition and the provisional purchase price allocation please refer to the Annual Report for 2022.

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 33 of 34
APPENDIX 8: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Sales and operating profit at CER, EBITDA and EBITDA at CER as well as Free cash flow.

Sales, operating profit and EBITDA growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit/EBITDA for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit/EBITDA for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in sales, operating profit and EBITDA by adjusting for the impact of currency fluctuations.

Sales at CER

DKK million	9M 2023	9M 2022	% change 9M 2023 to 9M 2022	Q3 2023	Q3 2022	% change Q3 2023 to Q3 2022

Net sales	166,398	128,862	29%	58,731	45,566	29%
Effect of exchange rates	4,871	—		4,024	—
Sales at CER	171,269	128,862	33%	62,755	45,566	38%

Operating profit at CER

DKK million	9M 2023	9M 2022	% change 9M 2023 to 9M 2022	Q3 2023	Q3 2022	% change Q3 2023 to Q3 2022

Operating profit	75,808	57,722	31%	26,913	20,184	33%
Effect of exchange rates	3,379	—		2,702	—
Operating profit at CER	79,187	57,722	37%	29,615	20,184	47%

EBITDA
Novo Nordisk has significantly increased its Business Development M&A activities and Capital expenditure for property, plant and equipment during recent years. Novo Nordisk defines EBITDA as ’Net profit’, plus 'income taxes', 'financial items', 'depreciation and amortisation' and 'impairment losses'. EBITDA is a measure that is widely used by investors and analysts as it helps analyse operating results from core business operations without including the effects of capital structure, tax rates and depreciation and amortisation. These factors can vary substantially between companies.

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Company announcement No 68 / 2023

Financial report for the period 1 January 2023 to 30 September 2023	Page 34 of 34

EBITDA

DKK million	9M 2023	9M 2022	% change 9M 2023 to 9M 2022	Q3 2023	Q3 2022	% change Q3 2023 to Q3 2022

Net profit	61,720	41,933	47%	22,478	14,405	56%
Income taxes	15,334	10,813	42%	5,585	3,627	54%
Financial items (net)	(1,246)	4,976	(125%)	(1,150)	2,152	(153%)
Operating profit (EBIT)	75,808	57,722	31%	26,913	20,184	33%
Depreciation, amortisation and impairment losses	6,421	5,327	21%	2,525	2,041	24%
EBITDA	82,229	63,049	30%	29,438	22,225	32%

DKK million	9M 2023	9M 2022	% change 9M 2023 to 9M 2022	Q3 2023	Q3 2022	% change Q3 2023 to Q3 2022

Net profit	61,720	41,933	47%	22,478	14,405	56%
Income taxes	15,334	10,813	42%	5,585	3,627	54%
Financial items (net)	(1,246)	4,976	(125%)	(1,150)	2,152	(153%)
Operating profit (EBIT)	75,808	57,722	31%	26,913	20,184	33%
Effect of exchange rates	3,379	—		2,702	—
Operating profit (EBIT) at CER	79,187	57,722	37%	29,615	20,184	47%
Depreciation, amortisation and impairment losses	6,421	5,327	21%	2,525	2,041	24%
Effect of exchange rates	92	—		102	—
Depreciation, amortisation and impairment losses at CER	6,513	5,327	22%	2,627	2,041	29%
EBITDA at CER	85,700	63,049	36%	32,242	22,225	45%

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through e.g. dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	9M 2023	9M 2022	Q3 2023	Q3 2022

Net cash generated from operating activities	99,357	71,786	40,966	24,239
Net cash used in investing activities	(29,175)	(11,068)	(13,243)	(4,961)
Net purchase of marketable securities	6,489	2,481	2,611	736
Repayment on lease liabilities	(1,095)	(709)	(295)	(249)
Free cash flow	75,576	62,490	30,039	19,765

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Company announcement No 68 / 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 2, 2023
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer